Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the seven-month periods ended July 31, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the seven-month periods ended July 31, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Jul'22	Jul'21
Total loans			26,613,717	23,120,252
Total assets			40,519,819	34,618,772

Deposits and other demand liabilities			6,673,714	6,689,740
Time deposits and other time liabilities			11,180,252	10,198,885
Interbank borrowings			5,373,943	4,502,224
Debt and regulatory capital instruments issued			7,360,578	6,216,322

Equity			3,212,712	2,395,603
Total equity attributable to equity holders of the Bank			3,209,663	2,325,857
Non-controlling interest			3,049	69,746

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	7M'22	7M'21	7M'22	7M'21
Net operating profit before provision for loan losses	865,444	730,366	804,501	683,397
Loan losses expense[2]	(141,379)	(89,523)	(141,379)	(78,467)
Total operating expenses[3]	(413,993)	(394,856)	(413,993)	(394,856)
Operating income	310,072	245,987	249,129	210,074
Income from investments in companies	2,781	439	2,781	439
Operating income before income taxes	312,853	246,426	251,910	210,513
Income taxes	(40,982)	(68,648)	19,961	(32,735)
Consolidated income for the period	271,871	177,778	271,871	177,778

Net income attributable to holders of the Bank	271,846	176,186	271,846	176,186
Non-controlling interest	25	1,592	25	1,592

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$26.6 billion of additional provisions established during the seven-month period ended July 31, 2022 (Ch$7.0 billion established during the seven-month period ended July 31, 2021).

3 - Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established in May 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer